Condensed Consolidated Interim Financial Statements
(Unaudited)

Three and Six Months Ended June 30, 2016 and 2015

Klondex Mines Ltd. Condensed Consolidated Interim Statements of Financial Position (Unaudited and expressed in thousands of United States dollars)

	Note	June 30, 2016	December 31, 2015
Assets
Current assets
Cash		$36,877	$59,097
Trade receivables		144	37
Inventories	4	21,432	19,577
Prepaid expenses and other	5	7,173	6,984
Total current assets		65,626	85,695
Mineral properties, plant and equipment	6	247,478	186,076
Restricted cash	12	9,980	12,078
Revolver issuance costs	11	874	—
Total assets		$323,958	$283,849
Liabilities
Current liabilities
Accounts payable and accrued liabilities		$20,751	$15,158
Income taxes payable		11	11
Provision for legal settlement	21	2,250	—
Derivative liability related to gold supply agreement, current	7	1,857	1,176
Finance lease obligations, current	8	448	439
Obligations under gold purchase agreement, current	9	7,218	6,504
Secured promissory note, current	10	3,616	—
Total current liabilities		36,151	23,288
Derivative liability related to gold supply agreement	7	1,312	1,599
Finance lease obligations	8	669	932
Obligations under gold purchase agreement	9	14,148	17,940
Secured promissory note	10	7,681	—
Decommissioning provision	12	27,857	24,200
Deferred tax liability		17,312	14,686
Total liabilities		105,130	82,645
Shareholders' Equity
Share capital		207,673	201,247
Contributed surplus		24,020	24,463
Retained earnings (deficit)		2,441	(3,601)
Accumulated other comprehensive loss		(15,306)	(20,905)
Total shareholders' equity		218,828	201,204
Total liabilities and shareholders' equity		$323,958	$283,849

See Commitments and Contingencies (note 21) and Subsequent Events (note 22)

The accompanying notes are an integral part of these unaudited Condensed Consolidated Interim Financial Statements

Klondex Mines Ltd. Condensed Consolidated Interim Statements of Income (Unaudited and expressed in thousands of United States dollars, except per share amounts)

		Three months ended June 30,		Six months ended June 30,
	Note	2016	2015	2016	2015
Revenues		$48,010	$41,475	$83,479	$79,566
Cost of sales
Production costs		22,575	20,684	43,922	42,337
Depreciation and depletion		6,990	7,084	12,758	14,814
Gross profit		18,445	13,707	26,799	22,415
General and administrative expenses		3,237	3,023	6,589	5,798
Loss on equipment disposal		—	351	—	351
Income from operations		15,208	10,333	20,210	16,266
(Loss) gain on derivative, net	7	(664)	116	(1,835)	295
Finance charges, net	14	(1,280)	(2,149)	(2,581)	(4,285)
Foreign currency gain (loss), net		132	(1,402)	(2,207)	6,262
Business acquisition costs	3	(344)	—	(1,027)	—
Provision for legal settlement	21	(2,250)	—	(2,250)	—
Other, net		—	—	119	—
Income before tax		10,802	6,898	10,429	18,538
Income tax expense	15	3,654	2,982	4,387	6,511
Net income		$7,148	$3,916	$6,042	$12,027

Net income per share
Basic	16	$0.05	$0.03	$0.04	$0.09
Diluted	16	$0.05	$0.03	$0.04	$0.09

Weighted average number of shares outstanding
Basic	16	143,003,462	129,985,533	141,211,937	128,664,705
Diluted	16	151,123,916	137,366,511	148,358,498	135,258,516

The accompanying notes are an integral part of these unaudited Condensed Consolidated Interim Financial Statements

Klondex Mines Ltd. Condensed Consolidated Interim Statements of Comprehensive Income (Unaudited and expressed in thousands of United States dollars)

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
Net income	$7,148	$3,916	$6,042	$12,027
Other comprehensive income (loss), net of tax
Items that may be subsequently reclassified to profit or loss:
Foreign currency translation adjustments	449	1,291	5,599	(6,094)
Comprehensive income	$7,597	$5,207	$11,641	$5,933

The accompanying notes are an integral part of these unaudited Condensed Consolidated Interim Financial Statements

Klondex Mines Ltd. Condensed Consolidated Interim Statements of Cash Flows (Unaudited and expressed in thousands of United States dollars)

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
Operating activities
Net income	$7,148	$3,916	$6,042	$12,027
Items not involving cash
Depreciation and depletion	6,966	7,116	12,805	14,877
Change in fair value of derivative	152	(402)	394	(882)
Finance charges	1,280	2,182	2,581	4,340
Foreign exchange (gain) loss	(132)	1,402	2,207	(6,262)
Deferred tax expense	2,421	659	2,625	824
Share-based compensation	709	616	1,217	1,240
Deliveries under gold purchase agreement	(2,548)	(2,439)	(5,150)	(4,908)
Provision for legal settlement	2,250	—	2,250	—
Loss on equipment disposal	—	351	—	351
	18,246	13,401	24,971	21,607
Changes in non-cash working capital
Trade receivables	(68)	(225)	(107)	(225)
Inventories	(2,541)	763	(2,476)	1,020
Prepaid expenses and other	5,309	297	219	(3,531)
Accounts payable and accrued liabilities	2,641	2,653	5,357	5,146
Income taxes payable	—	1,887	—	(753)
Net cash provided by operating activities	23,587	18,776	27,964	23,264
Investing activities
Expenditures on mineral properties, plant and equipment	(21,900)	(11,978)	(36,410)	(20,886)
Cash paid for acquisition of True North	—	—	(20,000)	—
Decrease in restricted cash, net	2,098	3,424	2,098	6,750
Interest received	5	33	16	55
Net cash used in investing activities	(19,797)	(8,521)	(54,296)	(14,081)
Financing activities
Issuance of share capital, net	2,481	2,238	4,766	3,331
Repayment of finance lease obligations	(127)	—	(254)	—
Payment of Revolver issuance costs	(62)	—	(874)	—
Interest paid	(218)	(535)	(329)	(1,080)
Repayment of principal on senior notes(1)	—	(813)	—	(1,619)
Net cash provided by financing activities	2,074	890	3,309	632
Effect of foreign exchange on cash balances	159	97	803	(805)
Net increase (decrease) in cash	6,023	11,242	(22,220)	9,010
Cash, beginning of period	30,854	43,256	59,097	45,488
Cash, end of period	$36,877	$54,498	$36,877	$54,498
(1) Repaid in full during the third quarter of 2015.
See supplemental cash flow information (note 19)

The accompanying notes are an integral part of these unaudited Condensed Consolidated Interim Financial Statements

Klondex Mines Ltd. Condensed Consolidated Interim Statements of Changes in Equity (Unaudited and expressed in thousands of United States dollars, except common shares issued and outstanding)

		Common shares(1)
	Note	Shares issued and outstanding, no par value	Share capital	Contributed surplus	Retained earnings (deficit)	Accumulated other comprehensive loss	Total shareholders' equity
Balance at December 31, 2015		139,440,413	$201,247	$24,463	$(3,601)	$(20,905)	$201,204
Shares forfeited under the Share Compensation Plan	13	(62,499)	—	—	—	—	—
Shares granted under the Share Compensation Plan	13	5,000	28	—	—	—	28
Options exercised under the Share Option Plan	13	3,194,356	5,836	(1,530)	—	—	4,306
Warrants exercised	13	307,066	562	(102)	—	—	460
Share-based compensation under the Share Option Plan		—	—	945	—	—	945
Share-based compensation under the Share Compensation Plan		—	—	244	—	—	244
Net income		—	—	—	6,042	—	6,042
Foreign currency translation adjustments		—	—	—	—	5,599	5,599
Balance at June 30, 2016		142,884,336	$207,673	$24,020	$2,441	$(15,306)	$218,828

Balance at December 31, 2014		127,329,200	$174,361	$23,691	$(26,129)	$(5,938)	$165,985
Options exercised under the Share Option Plan		1,640,449	2,779	(824)	—	—	1,955
Warrants exercised		1,101,430	1,695	(320)	—	—	1,375
Share-based compensation under the Share Option Plan		—	—	1,024	—	—	1,024
Share-based compensation under the Share Compensation Plan		—	216	—	—	—	216
Net income		—	—	—	12,027	—	12,027
Foreign currency translation adjustments		—	—	—	—	(6,094)	(6,094)
Balance at June 30, 2015		130,071,079	$179,051	$23,571	$(14,102)	$(12,032)	$176,488
(1) The Company has unlimited common shares authorized for issuance.

The accompanying notes are an integral part of these unaudited Condensed Consolidated Interim Financial Statements

Klondex Mines Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2016 and 2015
(Unaudited and expressed in thousands of United States dollars, unless otherwise noted)

1. Nature of Operations
Klondex Mines Ltd. (the "Company") is a gold and silver mining company focused on exploration, development, and production. Gold and silver sales represent 100% of the Company's revenues and the market prices of gold and silver significantly impact the Company's financial position, operating results, and cash flows. As of June 30, 2016, the Company had 100% interests in: (1) two producing mines located in Nevada, USA: (a) Fire Creek and (b) the Midas Mine and Mill Facility (collectively the "Midas Mine" or “Midas”), (2) one mine project located in Manitoba, Canada: the True North Mine and Mill Complex ("True North"), and (3) early-stage exploration properties located in Nevada, USA and Manitoba and Ontario, Canada. In Nevada, USA, the Company's milling and processing facilities located at Midas process ore from both Midas and Fire Creek.
As discussed in Note 22. Subsequent Events, on July 25, 2016, the Company entered into (1) an agreement to purchase the Hollister mine and the Esmeralda mine and milling complex and (2) an agreement for a "bought deal" private placement.
The Company was incorporated on August 25, 1971 under the laws of British Columbia, Canada and its common shares are listed on the Toronto Stock Exchange under the symbol "KDX" and on the New York Stock Exchange MKT under the symbol "KLDX". The Company’s registered office is located at 1055 West Hastings Street, Suite 2200, Vancouver, British Columbia, Canada V6E 2E9.
2. Summary of Significant Accounting Policies
Basis of presentation
The Company's condensed consolidated interim financial statements (the "Financial Statements") have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board ("IASB") as applicable to interim financial reports including IAS 34 - Interim Financial Reporting, and therefore do not include all of the information and note disclosures required by IFRS for annual financial statements. These Financial Statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2015, which were prepared in accordance with IFRS.
These Financial Statements are expressed and presented in thousands of United States dollars (unless otherwise stated) and references to "$" refers to United States dollars (unless otherwise noted).
These Financial Statements have been authorised by or on behalf of the Board of Directors of the Company for issuance on August 5, 2016.
Principles of consolidation
These Financial Statements include the accounts of the Company and its subsidiaries. Subsidiaries are entities over which the Company has control, which means the Company is exposed to, or has the right to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The Company’s subsidiaries, all of which are wholly owned, are 0985472 B.C. Ltd, Klondex Canada Ltd., and its U.S. subsidiaries: Klondex Holdings (USA) Inc., Klondex Gold & Silver Mining Company, Klondex Midas Holdings Limited, and Klondex Midas Operations Inc. All intercompany transactions, balances, revenues and expenses are eliminated during consolidation.
Change in presentation currency
In the third quarter of 2015, the Company changed its financial statement presentation currency from Canadian dollars to United States dollars, which the Company believes should better facilitate financial comparisons to industry peers. The change in presentation currency had no impact on the Company's functional currency, which remained as Canadian dollars for the Company and United States dollars for subsidiaries located in the USA. All comparative financial information has been restated to reflect the Company’s results as if they had been historically reported in US dollars. Assets and liabilities have been translated using period end exchange rates, equity transactions have been translated using the exchange rate in effect on the date of the specific transaction or the average exchange rate during the respective period, and revenues, expenses, gains, losses, and cash flow amounts have been translated into the presentation currency using the average exchange rate during the respective period. Resulting exchange differences arising from the translation are included within other comprehensive income or loss as Foreign currency translation adjustments.

Significant accounting policies
Other than as disclosed below, the preparation of these Financial Statements follows the same accounting policies disclosed in Note 2. Summary of Significant Accounting Policies of its audited consolidated financial statements for the year ended December 31, 2015.
Capitalization of borrowing costs - During the first quarter of 2016, the Company commenced the capitalization of borrowing costs to qualifying assets, which are assets that require a period of time to prepare for their intended use, including projects that are in the development or construction stages. Capitalized borrowing costs are considered an element of the cost of the qualifying asset and are determined based on gross expenditures incurred on an asset. Capitalization ceases when the asset is substantially complete or if active development or construction activities are suspended or cease. When funds borrowed are directly attributable to a qualifying asset, the amount capitalized is based on the borrowing costs specific to those borrowings. When funds used to finance a qualifying asset are from general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to the relevant borrowings during the period. See Note 14. Finance Charges for amounts capitalized.
Recently issued accounting pronouncements
The Company has not adopted or applied any recently issued accounting pronouncements during the preparation of these Financial Statements for the three and six months ended June 30, 2016. The Company continues to evaluate the impacts of the recently issued, but not yet effective, accounting pronouncements disclosed in Note 3. Recent Accounting Pronouncements of its audited consolidated financial statements for the year ended December 31, 2015.
Significant judgments and estimates
The preparation of these Financial Statements requires management to make judgments, assumptions, and estimates that affect the reported amounts of assets, liabilities, and contingencies as of the date of the Financial Statements and reported amounts of expenses and taxes during the reporting period. Actual results may differ from estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant at the time such estimates are made. Revisions to estimates and the resulting impacts on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.
In preparing these Financial Statements for the three and six months ended June 30, 2016, other than as described below, the Company applied the same critical judgments and estimates disclosed in Note 4. Significant Judgments, Estimates, and Assumptions of its audited consolidated financial statements for the year ended December 31, 2015.
Provision for legal settlement - The Company is from time to time involved in legal actions related to its business and when necessary, must make estimates and assumptions about probable outflows of resources which may be required to settle such legal actions. A change in any estimate, assumption, or input incorporated into a provision for legal settlement could change the recorded amount of the related liability and timing and amount of the actual resources required to settle a legal action. See Note 21. Commitments and Contingencies for details on the Company's Provision for legal settlement.
3. Business Combinations
True North Acquisition
On January 22, 2016, the Company acquired the True North (formerly known as Rice Lake) mine and mill complex located near Bissett, Manitoba, Canada for $32.0 million (the "True North Acquisition"). True North is the Company's first property outside of the State of Nevada, USA. The True North Acquisition was carried out pursuant to the terms of an asset purchase agreement dated December 16, 2015 among Klondex Mines Ltd., its wholly-owned subsidiary, Klondex Canada Ltd. ("Klondex Canada") and the vendor, 7097914 Manitoba Ltd. (formerly Shoreline Gold Inc.). The aggregate purchase price of $32.0 million was satisfied by $20.0 million in cash paid at closing and $12.0 million in deferred payments in the form of a promissory note to the vendor with an annual interest rate of 4.0% (the "Promissory Note") (see Note 10. Secured Promissory Note).
The Company accounted for the True North Acquisition as a business combination and allocated the purchase consideration transferred to the fair value of identifiable assets and liabilities acquired, as shown below.

Purchase consideration:	Note	Amount
Cash		$20,000
Promissory note(1)	10	11,100
		$31,100
Assets and liabilities acquired:
Plant and equipment	6	$16,870
Mineral properties	6	15,644
Exploration and evaluation asset	6	1,373
Other assets		302
Decommissioning provision	12	(3,089)
		$31,100
(1) The fair value of the $12.0 million Promissory Note (purchase consideration) was calculated at $11.1 million, resulting in a $0.9 million discount.
Business acquisition costs
During the three and six months ended June 30, 2016, the Company incurred $0.3 million and $1.0 million, respectively, of Business acquisition costs related to the True North Acquisition and the transactions discussed in Note 22. Subsequent Events.
4. Inventories

	June 30, 2016	December 31, 2015
Supplies	$3,766	$3,289
Stockpiles	7,118	5,860
In-process	8,258	4,105
Doré finished goods	2,290	6,323
	$21,432	$19,577
As of June 30, 2016 and December 31, 2015, the Company's stockpiles, in-process, and doré finished goods inventories included $3.7 million and $4.3 million, respectively, of capitalized non-cash depreciation and depletion costs.
5. Prepaid Expenses and Other

	June 30, 2016	December 31, 2015
Prepaid U.S. federal and State of Nevada taxes	$3,085	$5,014
Prepaid insurance	968	389
Claim maintenance and land holding costs	569	589
Utilities, rent, and service deposits	206	—
Metal trading deposit	114	—
Other	2,231	992
	$7,173	$6,984

6. Mineral Properties, Plant and Equipment

	Note	Mineral properties	Plant and equipment	Exploration and evaluation	Total
Cost
Balance at December 31, 2015		$173,036	$66,056	$5,524	$244,616
Additions		21,156	10,412	4,842	36,410
True North acquisition	3	15,644	16,870	1,373	33,887
Effect of foreign currency revaluation		1,577	1,624	132	3,333
Balance at June 30, 2016		211,413	94,962	11,871	318,246

Accumulated depreciation and depletion
Balance at December 31, 2015		42,230	16,310	—	58,540
Additions		7,395	4,832	—	12,227
Effect of foreign currency revaluation		—	1	—	1
Balance at June 30, 2016		49,625	21,143	—	70,768
		$161,788	$73,819	$11,871	$247,478
Pursuant to the True North Acquisition, the Company recorded increases to: (1) mineral properties for the True North property, (2) plant and equipment for the milling and processing circuit, refining facilities, buildings and shops, utilities and electrical infrastructure, mobile mine equipment, light-duty vehicles, and other long-lived assets, and (3) exploration and evaluation for certain early-stage mineral properties.
7. Derivative Liability Related to Gold Supply Agreement
The Company's March 2011 gold supply agreement (as amended in October 2011, the "Gold Supply Agreement") grants the counterparty the right to purchase, on a monthly basis, the refined gold produced from the Fire Creek mine for a five-year period which began in February 2013. When/if the counterparty elects to purchase the refined gold, the purchase price is calculated as the average PM settlement price per gold ounce on the London Bullion Market Association for the 30 trading days immediately preceding the relevant pricing date. A 1.0% discount was applicable through February 29, 2016 and no longer exists. The following table provides a summary of the Gold Supply Agreement activity:

Six months ended June 30, 2016
Balance at beginning of period	$2,775
Change in fair value of Gold Supply Agreement	394
Balance at end of period	3,169
Less: current portion	(1,857)
Non-current portion	$1,312
The following table provides a summary of amounts recorded to (Loss) gain on derivative, net and the number of gold ounces purchased by the counterparty under the Gold Supply Agreement (in thousands except gold ounces sold to counterparty):

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
Change in fair value of Gold Supply Agreement	$(152)	$402	$(394)	$882
Loss on gold ounces purchased by counterparty	(512)	(286)	(1,441)	(587)
	$(664)	$116	$(1,835)	$295
Gold ounces purchased by counterparty	10,390	10,650	29,973	18,223

8. Finance Lease Obligations
The Company's finance lease obligations are for mobile mine equipment, bear interest at 3.95% per annum, and carry 36-month terms. The Company's finance lease obligations contain certain representations, covenants, and events of default for agreements of these types, which the Company was in compliance with as of period-end, and are secured by the underlying equipment financed.
During the three and six months ended June 30, 2016, the Company made $0.1 million and $0.3 million, respectively, of principal payments on its finance lease obligations. The following table provides a summary of the future payments due under the Company's finance lease obligations:

Fiscal year	June 30, 2016
2017	$203
2018	485
2019	485
Total	1,173
Less: finance charges	(56)
Minimum principal payments	1,117
Less: current portion	(448)
Non-current portion	$669
9. Obligations Under Gold Purchase Agreement
The Company's February 2014 gold purchase agreement with a subsidiary of Franco-Nevada Corporation (the "Gold Purchase Agreement") requires physical gold deliveries to be made at the end of each month, each of which reduces the Obligations under gold purchase agreement balance and accrued interest. The repayment amortization schedule was established on the transaction date and incorporates then current forward gold prices (ranging from $1,290 to $1,388) and an effective interest rate of approximately 18.3%. Gold deliveries will cease on December 31, 2018 following the delivery of 38,250 gold ounces. The Gold Purchase Agreement is secured by all of the assets of the Company on a pari passu basis with the secured revolving facility agreement (see Note 11. Secured Revolving Facility) but is subordinated to the Promissory Note with respect to the acquisition assets of True North (see Note 10. Secured Promissory Note). The Gold Purchase Agreement contains certain representations, covenants, and events of default for agreements of these types, which the Company was in compliance with as of period-end.
During the three and six months ended June 30, 2016, the Company delivered 2,000 and 4,000 gold ounces, respectively, under the Gold Purchase Agreement. The following table provides a summary of the Gold Purchase Agreement activity:

Six months ended June 30, 2016
Balance at beginning of period	$24,444
Interest expense and accretion of issuance costs	2,072
Repayment of interest charges	(2,053)
Repayment of principal (gold ounce deliveries)	(3,097)
Balance at end of period	21,366
Less: current portion	(7,218)
Non-current portion	$14,148
The Company is required to deliver 2,000 gold ounces per quarter during fiscal years 2016, 2017, and 2018. The following table provides a summary by year of the remaining future scheduled gold ounce deliveries required under the Gold Purchase Agreement as at June 30, 2016 (in thousands except gold ounce deliveries):

	2016	2017	2018	Total
Reduction of obligations under gold purchase agreement	$3,407	$8,023	$9,936	$21,366
Gold ounce deliveries	4,000	8,000	8,000	20,000
10. Secured Promissory Note
In conjunction with its January 22, 2016 acquisition of True North (see Note 3. Business Combinations), Klondex Canada entered into a $12.0 million promissory note to the vendor with an annual interest rate of 4.0% (previously defined as the "Promissory Note"). The Promissory Note requires principal repayments of $4.0 million in each of the next three years on the anniversary of the closing date. Interest payments are due monthly. Klondex Canada may, at its option, repay the entire principal amount of the Promissory Note then outstanding at any time without penalty. The Promissory Note is secured against the True North Acquisition assets and contains certain representations, covenants, and events of default, which the Company was in compliance with as of period-end.
The following table provides a summary of the Promissory Note activity:

Six months ended June 30, 2016
Balance at beginning of period	$—
Principal amount of issuance	12,000
Initial discount(1)	(900)
Interest expense and accretion of discount	413
Repayment of interest charges	(216)
Balance at end of period	11,297
Less: current portion	(3,616)
Non-current portion	$7,681
(1) The fair value of the $12.0 million Promissory Note (purchase consideration) was calculated at $11.1 million, resulting in a $0.9 million discount.
The following table provides a summary by year of the remaining future scheduled cash payments under the Promissory Note as at June 30, 2016:

	2016	2017	2018	2019	Total
Principal repayments	$—	$4,000	$4,000	$4,000	$12,000
Interest payments	245	338	176	9	768
	$245	$4,338	$4,176	$4,009	$12,768
11. Secured Revolving Facility
On March 23, 2016, the Company, as borrower, entered into a $25.0 million secured revolving facility agreement (the "Revolver") with Investec Bank PLC, as lender and security agent. Borrowings under the Revolver bear interest per annum at LIBOR plus Margin plus Risk Premium, as such terms are defined in the Revolver. Margin is determined by the Company's Gearing Ratio (a measure of debt to EBITDA) and ranges from 2.75%-4.00% per annum and the Risk Premium is 0.35% per annum, until the Obligations under gold purchase agreement balance is less than $10.0 million, at which time the Risk Premium is no longer applicable (as such terms are defined in the Revolver). Revolver borrowings may be utilized by the Company for working capital requirements, general corporate purposes, and capital investments and expenditures. The Revolver's maturity date is March 23, 2018, unless otherwise extended in accordance with the terms of the Revolver. The Revolver is secured by all of the Company's assets on a pari passu basis with the Gold Purchase Agreement (see Note 9. Obligations Under Gold Purchase Agreement) but is subordinated to the Promissory Note with respect to the True North Acquisition assets (see Note 10. Secured Promissory Note).
During the three and six months ended June 30, 2016, the Company did not draw any funds from the Revolver.
The Company incurred gross Revolver issuance costs of $0.9 million which, as of June 30, 2016, were classified as a non-current asset as no corresponding borrowing liability existed to net such capitalized costs against. Revolver issuance costs are amortized on a straight-line basis over the term of the Revolver.

The Revolver contains certain representations and warranties, restrictions, events of default, and covenants, including financial covenants which require the Company to maintain a Tangible Net Worth not less than $100.0 million, a Gearing Ratio not greater than 4.00:1, a Cash Balance not less than $10.0 million, and a Current Ratio not less than 1.10:1 (as such terms are defined in the Revolver), all of which the Company was in compliance with as of period-end.
12. Decommissioning Provision
The Company’s decommissioning provision is related to its mining operations and exploration activities at Fire Creek, Midas, and True North. The following table provides a summary of changes in the decommissioning provision:

	Note	Six months ended June 30, 2016
Balance at beginning of period		$24,200
Accretion expense included in Finance charges		275
Additions resulting from True North acquisition	3	3,089
Effect of foreign currency revaluation		293
Balance at end of period		$27,857
As at June 30, 2016, the Company's decommissioning provision was secured by surety bonds totaling $31.6 million, which were partially collateralized by Restricted cash totaling $10.0 million. During the second quarter of 2016, the Company reduced the amount of restricted cash collateralizing the surety bonds by $2.1 million.
13. Share Capital and Share-Based Compensation
General
The authorized share capital of the Company is comprised of an unlimited number of common shares with no par value. Common shares are typically issued in conjunction with corporate financing efforts, the exercise of warrants, and pursuant to share-based compensation arrangements to compensate eligible participants, which can include directors, officers, employees, and service providers to the Company.
At the June 15, 2016 annual and special meeting of shareholders, the Company's shareholders approved a new share incentive plan (the "New Share Plan"), which is comprised of: (1) a share option plan and (2) a restricted share unit plan. The New Share Plan is administered by the Compensation and Governance Committee of the Board of Directors of the Company, which has the authority to administer conditions and restrictions over award terms, grant limits, and grant prices. Subject to certain adjustments, the maximum number of common shares available for grant under the New Share Plan is equal to 8.9% of the common shares then outstanding less the aggregate number of common shares reserved for issuance under all current and legacy share-based compensation plans. Additionally, the maximum number of common shares available for issuance pursuant to grants under the restricted share unit plan cannot exceed 4.0% of the total number of common shares outstanding at the time of grant of the applicable award. As of June 30, 2016, the Company had approximately 5.3 million shares available for issuance under the New Share Plan, including approximately 5.1 million shares for restricted share unit awards.
The New Share Plan replaced the Company's legacy Share Incentive Plan ("SIP"), which permitted the granting of share options and common share awards. Awards granted and outstanding under the SIP will continue to vest in accordance with their grant terms and will reduce the number of shares available for issuance under the New Share Plan (discussed above).

Share Options and Warrants
The following table summarizes activity of the Company's share options and warrants:

	Six months ended June 30, 2016
	Share Options			Warrants
	Number		Weighted average exercise price - CDN$	Number	Weighted average exercise price - CDN$
Outstanding at beginning of year	10,193,318		$2.10	8,364,366	$2.07
Granted	430,000	(1)	2.95	—	—
Exercised	(3,194,356)	(2)	1.79	(307,066)	1.98
Forfeited	(608,889)		2.46	—	—
Expired	(26,805)		2.50	—	—
Outstanding at end of period	6,793,268		$2.26	8,057,300	$2.07
Exercisable at end of period	3,855,600		$2.28	8,057,300	$2.07
(1) Weighted average inputs for the Black-Scholes model used in determining the fair value of the options granted include a risk-free interest rate of 0.58%, forfeiture rate of 13.2%, volatility of 46.0%, dividend yield of 0.0%, and an expected option life of 5.0 years.

(2) The weighted average share price on the date share options were exercised was CDN$3.92.
The following table provides a summary of the Company's outstanding share options and warrants:

	June 30, 2016
	Share Options			Warrants
Exercise price per share - CDN$	Number outstanding	Weighted average remaining life (years)	Weighted average exercise price - CDN$	Number outstanding	Weighted average remaining life (years)	Weighted average exercise price - CDN$
$1.00 - $1.49	266,000	0.17	$1.41	—	—	$—
$1.50 - $1.99	1,978,336	1.59	1.71	3,044,000	0.62	1.95
$2.00 - $2.49	1,945,098	3.10	2.04	5,013,300	12.58	2.15
$2.50 - $2.99	2,270,501	4.10	2.90	—	—	—
$3.00 - $3.49	333,333	4.40	3.23	—	—	—
	6,793,268	2.94	$2.26	8,057,300	8.06	$2.07
Common Share Awards
The following table summarizes activity of the Company's common shares granted under the Share Compensation Plan:

Six months ended June 30, 2016
Outstanding and unvested at beginning of year	879,643
Granted(1)	35,000
Vested	(89,341)
Forfeited(1)	(169,029)
Outstanding and unvested at end of period	656,273
(1) Certain common share awards are granted with voting rights and, as such, increase and decrease the number of common shares issued and outstanding when initially granted or subsequently forfeited.

14. Finance Charges
The following table provides a summary of the Company's finance charges:

		Three months ended June 30,		Six months ended June 30,
	Note	2016	2015	2016	2015
Effective interest on Gold Purchase Agreement	9	$962	$1,266	$2,072	$2,569
Promissory Note	10	231	—	413	—
Accretion of decommissioning provisions	12	137	91	275	187
Standby fees on Revolver	11	62	—	62	—
Finance lease obligations	8	14	—	31	—
Other interest expense (income), net		105	32	141	(1)
Borrowing costs capitalized to qualifying assets(1)		(231)	—	(413)	—
February 2014 senior notes(2)		—	760	—	1,530
		$1,280	$2,149	$2,581	$4,285
(1) Capitalized interest was allocated to qualifying assets at True North.
(2) Repaid in full during the third quarter of 2015.
15. Income Taxes
The following table provides the composition of the Company's income tax expense between current tax and deferred tax:

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
Current income tax expense	$1,233	$2,026	$1,762	$5,030
Deferred income tax expense	2,421	956	2,625	1,481
	$3,654	$2,982	$4,387	$6,511
16. Net Income Per Share
The following table provides computations of the Company's basic and diluted net income per share (in thousands, except per share amounts):

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
Net income	$7,148	$3,916	$6,042	$12,027
Weighted average common shares:
Basic	143,003,462	129,985,533	141,211,937	128,664,705
Effect of:
Share options	3,344,200	4,133,117	2,854,064	3,770,204
Warrants	4,287,918	3,247,861	3,804,161	2,823,607
Common share awards	488,336	—	488,336	—
Diluted	151,123,916	137,366,511	148,358,498	135,258,516
Net income per share
Basic	$0.05	$0.03	$0.04	$0.09
Diluted	$0.05	$0.03	$0.04	$0.09
For the three and six months ended June 30, 2016, the impact of dilutive share options and warrants was determined using the Company’s average share price, which was CDN$4.38 and CDN$3.87, respectively. For the three and six months ended June 30, 2015, the impact of dilutive share options and warrants was determined using the Company’s average share price, which was CDN$3.17 and CDN$2.84, respectively.

17. Segment Information
The Company's reportable segments are comprised of operating units which have revenues, earnings or losses, or assets exceeding 10% of the respective consolidated totals. Results of the Company’s operating segments are reviewed by the Company’s Chief Executive Officer to make decisions about resources to be allocated to the segments and to assess their performance. The table below summarizes segment information:

	Three months ended June 30, 2016					Three months ended June 30, 2015
	Fire Creek	Midas	True North	Corporate and other	Total	Fire Creek	Midas	Corporate and other	Total
Revenues	$33,061	$14,949	$—	$—	$48,010	$22,841	$18,634	$—	$41,475
Production costs	10,912	11,663	—	—	22,575	9,233	11,451	—	20,684
Depreciation and depletion	5,090	1,900	—	—	6,990	4,972	2,112	—	7,084
Gross profit	17,059	1,386	—	—	18,445	8,636	5,071	—	13,707
General and administrative	170	177	—	2,890	3,237	122	122	2,779	3,023
Loss on asset disposal	—	—	—	—	—	—	351	—	351
Income (loss) from operations	$16,889	$1,209	$—	$(2,890)	$15,208	$8,514	$4,598	$(2,779)	$10,333
Capital expenditures	$8,369	$7,668	$5,813	$50	$21,900	$5,166	$8,715	$171	$14,052
Total assets	$109,259	$138,712	$48,667	$27,320	$323,958	$92,642	$156,178	$18,469	$267,289

	Six months ended June 30, 2016					Six months ended June 30, 2015
	Fire Creek	Midas	True North	Corporate and other	Total	Fire Creek	Midas	Corporate and other	Total
Revenues	$54,447	$29,032	$—	$—	$83,479	$44,903	$34,663	$—	$79,566
Production costs	19,569	24,353	—	—	43,922	18,192	24,145	—	42,337
Depreciation and depletion	8,698	4,060	—	—	12,758	10,640	4,174	—	14,814
Gross profit	26,180	619	—	—	26,799	16,071	6,344	—	22,415
General and administrative	338	338	—	5,913	6,589	272	272	5,254	5,798
Loss on asset disposal	—	—	—	—	—	—	351	—	351
Income (loss) from operations	$25,842	$281	$—	$(5,913)	$20,210	$15,799	$5,721	$(5,254)	$16,266
Capital expenditures	$15,328	$12,767	$7,954	$361	$36,410	$8,519	$14,022	$463	$23,004
Total assets	$109,259	$138,712	$48,667	$27,320	$323,958	$92,642	$156,178	$18,469	$267,289
18. Related Party Transactions
There were no related party transactions other than as disclosed below. The following table provides a summary of compensation for the Company's executives, which include the CEO, CFO, COO, and vice presidents, and directors:

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
Cash salaries, bonuses, and service fees	$666	$500	$1,627	$1,436
Share-based payments	368	400	574	730
Severance payments	—	—	401	—
	$1,034	$900	$2,602	$2,166
As of June 30, 2016 and December 31, 2015, no amounts were due to the Company from related parties.

19. Supplemental Cash Flow Information
The following table provides a summary of significant supplemental cash flow information:

		Three months ended June 30,		Six months ended June 30,
	Note	2016	2015	2016	2015
Cash paid for federal and state income taxes		$11	$782	$1,915	$6,677
Mineral properties, plant and equipment acquired through Promissory Note	10	—	—	12,000	—
20. Fair Value Measurements
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial assets and liabilities recorded at fair value in the consolidated statements of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the fair value measurements. The fair value hierarchy has the following levels:
Level 1 – Quoted prices in active markets for identical assets or liabilities;
Level 2 – Inputs other than quoted prices that are observable for assets or liabilities, either directly or indirectly; and
Level 3 – Inputs for assets and liabilities that are not based on observable market data.
There were no transfers between fair value hierarchy levels during the three and six months ended June 30, 2016.
The following table provides a listing (by level) of the Company's financial assets and liabilities which are measured at fair value on a recurring basis:

		June 30, 2016			December 31, 2015
Liabilities:	Note	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Derivative liability related to gold supply agreement	7	$—	$3,169	$—	$—	$2,775	$—
The Company's derivative liability is valued by a third-party consultant (and reviewed by the Company) using a simulation-based pricing model and is classified within level 2 of the fair value hierarchy as it incorporates quoted prices from active markets and certain observable inputs, such as, forward metal prices and the volatility of such metal prices.
Other than the Company's derivative liability, the carrying values of financial assets and liabilities approximate their fair values. The Company's Finance lease obligations (Note 8), Obligations under gold purchase agreement (Note 9), and Secured Promissory Note (Note 10) are all carried at amortized cost. As of June 30, 2016, the fair value of Obligations under gold purchase agreement was approximately $26.5 million and was computed using estimates of forward gold prices and scheduled gold ounce deliveries.
21. Commitments and Contingencies
Other than as disclosed below, during the three and six months ended June 30, 2016, no material changes occurred with respect to the matters disclosed in Note 24. Contingencies to the Company’s audited consolidated financial statements for the year ended December 31, 2015.
Forward Sales Contracts
During the second quarter of 2016, in order to increase the certainty of its expected future cash flows, the Company entered into fixed forward spot trades for a portion of its 2016 gold and silver sales. As of June 30, 2016, the Company had outstanding fixed forward contracts covering 54,900 ounces of gold at an average price of $1,260 per ounce and 652,000 ounces of silver at an average price of $16.73per ounce, all of which will be physically delivered during the third and fourth quarters of 2016. The Company's forward sales contracts meet the "own use" exception from mark-to-market accounting.
Provision for legal settlement
In 2012, three former directors and/or employees of the Company resigned or were terminated for cause and because the Company believed that each individual breached certain duties, no amounts for severance benefits and/or the receipt of previously granted share-based compensation awards were accrued. The individuals filed claims against the Company for such compensation benefits and as of the date of these Financial Statements, two of the three individuals had entered into agreements with the Company to dismiss such claims without the ability to refile a claim in the future.
Based upon settlement discussions, as of the date of these Financial Statements, the Company currently believes the litigation with the third individual may be settled out of court for approximately $2.3 million using cash, share-based instruments, or a combination of the two. During the second quarter of 2016, the Company recorded a Provision for legal settlement for this amount in its Financial Statements.
22. Subsequent Events
Hollister and Esmeralda Acquisitions
On July 25, 2016, the Company entered into a definitive membership interest purchase agreement (the "Hollister Purchase Agreement") with Klondex Holdings (USA) Inc. ("Klondex USA"), an indirect wholly-owned subsidiary of the Company, Waterton Nevada Splitter, LLC ("Waterton Splitter") and Waterton Precious Metals Fund II Cayman, LP (together with Waterton Splitter, "Waterton") to acquire from Waterton Splitter, among other assets described below, the Hollister mine (the "Hollister Mine") and the Esmeralda mine and ore milling complex (the "Esmeralda Mine") located in Northern Nevada (the "Hollister Acquisition").
Pursuant to the terms of the Purchase Agreement, the Company has agreed to acquire from Waterton all of the membership interests of Carlin Resources, LLC (the "Carlin Interest"), the entity that owns: (i) the Hollister Mine; (ii) the Esmeralda Mine and ore milling complex; (iii) a corporate office in Winnemucca, Nevada; (iv) a core shed and corporate house; (v) a laboratory in Lovelock, Nevada; (vi) a mobile fleet of underground mining equipment; and (vii) certain other land interests and related assets (collectively, the "Acquisition Assets").
Pursuant to the terms of the Purchase Agreement, the Company has agreed to acquire the Carlin Interest in consideration for payment of: (i) US$63,000,000 payable to Waterton in cash on closing of the Hollister Acquisition (the "Acquisition Closing"); (ii) US$17,000,000 payable to Waterton by delivery of a secured promissory note on the Acquisition Closing, which note will have a four year term, be secured against the Hollister Mine, bear interest at a rate of 6% per annum and be repayable in equal instalments at the end of years 2, 3 and 4 of the term; (iii) subject to approval of the Toronto Stock Exchange (the "TSX") and the NYSE MKT, issuance on the Acquisition Closing by the Company to Waterton of 5,000,000 warrants (the "Consideration Warrants") to purchase common shares of the Company ("Common Shares"), which Consideration Warrants will have a 15-1/2 year term, be exercisable starting on the day that is six months after the Acquisition Closing, have an exercise price equal to C$6.00 and include a forced conversion provision that requires the holder to convert the Consideration Warrants if the Common Shares trade at or above a 100% premium to the exercise price of the Consideration Warrants for 60 consecutive trading days on the market on which the Consideration Warrants primarily trade; and (iv) subject to approval of the TSX and the NYSE MKT, issuance by the Company to Waterton of 2,600,000 Common Shares on the Acquisition Closing.
In addition to certain other royalty interests, the properties relating to the Hollister Mine are subject to a 1% net smelter returns royalty in favor of Waterton that is payable after 500,000 ounces of gold and gold equivalent have been extracted, and certain properties relating to the Esmeralda Mine are subject to a 3% net smelter returns royalty in favor of Waterton.
Completion of the Hollister Acquisition is subject to, among other things: (i) the approval of the TSX and the NYSE MKT, (ii) any waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 having expired or been terminated, or clearance otherwise having been granted by the relevant governmental authorities, (iii) the Company raising gross proceeds of at least US$65,000,000 in equity financing, (iv) the receipt of all other necessary third party authorizations, approvals and consents, and (v) other customary conditions typical of a transaction of this nature. The Hollister Acquisition is expected to close in the late third or early fourth quarter of 2016.
Subscription Receipt Offering
In connection with the Hollister Acquisition, on July 25, 2016, the Company entered into an agreement (as amended on July 26, 2016) with GMP Securities L.P. and BMO Capital Markets acting as joint bookrunners on behalf of a syndicate of underwriters (the “Underwriters”), who agreed to purchase for resale, on a bought deal private placement basis, 22,900,000 subscription receipts of the Company ("Subscription Receipts"), at a price of C$5.00 per Subscription Receipt (the "Offering Price"), for aggregate gross proceeds of C$114,500,000 (the "Offering"). The Company has also granted the Underwriters an option, exercisable up to two business days prior to the closing date of the Offering, to purchase of up to an additional 3,000,000 Subscription Receipts at the Offering Price for additional gross proceeds of up to C$15,000,000.
On closing of the Offering, the gross proceeds of the sale of Subscription Receipts, less the reasonable costs and expenses of the Underwriters, including the reasonable fees and disbursements of the Underwriters' legal counsel, and less 50% of the underwriters' fee (being 5% of the gross proceeds of the Offering) will be placed into escrow. Upon the satisfaction of all conditions precedent to the Hollister Acquisition (other than the payment of the purchase price), and provided that the conditions have been satisfied by the date which is 90 days following closing of the Offering, the proceeds delivered into escrow, less the remaining 50% of the underwriters' fee will be released to the Company and each holder of Subscription Receipts will receive, without the payment of additional consideration or further action on the part of the holder, one special warrant (a "Special Warrant") of the Company, with each Special Warrant entitling the holder to acquire, for no additional consideration, one Common Share. The Special Warrants will be exercisable by the holders thereof at any time after the closing date of the

Hollister Acquisition for no additional consideration and all unexercised Special Warrants will be deemed to be exercised on the earlier of: (a) the date that is four months and a day following the closing date of the Offering, and (b) the third business day after a receipt is issued for a (final) prospectus by the securities regulatory authorities in each of the Provinces of Canada where the Subscription Receipts are sold (other than Quebec) (the "Qualifying Provinces") qualifying the Common Shares to be issued upon the exercise or deemed exercise of the Special Warrants.
The Company will use its commercially reasonable efforts to file a prospectus in order to qualify the issuance of the Common Shares upon conversion of the Special Warrants in Canada. It is expected that the prospectus will be filed following the preparation of a technical report in respect of the Hollister Mine, if required in accordance with applicable securities laws, and the preparation of the necessary audited and unaudited financial statements and pro forma financial statements relating to the Acquisition Assets in accordance with applicable securities laws.
The Company intends to use the net proceeds of the Offering: (i) to fund the cash purchase price of the Hollister Acquisition and replacement of reclamation bonds currently in place with United States and Nevada regulators, (ii) for exploration growth at the Hollister Mine and Esmeralda Mine and (iii) development at the Hollister Mine.
The Offering is scheduled to close on or about August 18, 2016, and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approvals of the TSX and the NYSE MKT.